

July 7, 2011

Via E-mail
Mr. Ronald Rubin
Chief Executive Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102-3803

> **Re:** **Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **File No. 001-06300**

Dear Mr. Rubin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 2. Properties, page 30

1.   We note your response to comment four of our letter dated May 16, 2011, as well as the "supplemental disclosure" to which you refer. In order to provide investors with a more thorough understanding of the leasing disclosure in your Form 10-K, please revise your disclosure in future Exchange Act periodic reports to provide a brief discussion of average rents, average tenant improvement costs, and rents on new and renewed leases.

Retail Lease Expiration Schedule – Non-Anchors, page 38

Retail Lease Expiration Schedule – Anchors, page 38

2.   We note your response to comment six of our letter dated May 16, 2011. In future Exchange Act periodic reports, to the extent you have material lease expirations

occurring over the next year, please include disclosure regarding the relationship of rents on expiring leases and *current* market rents (*i.e.,* rather than future rental rate projections).

Development and Redevelopment, page 44

3.   We note your response to comment 12 of our letter dated May 16, 2011. To the extent lease termination fees have a material impact on the NOI calculation, please confirm that you will clarify in future Exchange Act periodic reports that lease termination fees have been included in NOI.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney

cc: Dan Pliskin
       Senior Corporate Counsel and Director, Corporate Legal Affairs
       Pennsylvania Real Estate Investment Trust
       Via E-mail